Via Facsimile and U.S. Mail
Mail Stop 6010

April 30, 2009

Mr. Richard W. Pascoe
President and Chief Executive Officer
Somaxon Pharmaceuticals, Inc.
3721 Valley Centre Drive, Suite 500
San Diego, CA 92130

> **Re: Somaxon Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 17, 2009**
> **File Number 000-51665**

Dear Mr. Pascoe:

We have completed our review of the above listed filing and have no further comments at this time.

Sincerely,

Jeff Riedler
Assistant Director